11/15

02060485

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lyuman Air Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 4789 FISCAL YEAR 12-31-01

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 12/9/02

82-4789

ARS
12-31-01

Tyumen Air Co

TYUMENAVIATRANS AVIATION

2001



113
FIXED-WING AIRCRAFT

181
HELICOPTERS

5000
HIGHLY SKILLED SPECIALISTS

670 hectares
TOTAL OCCUPIED AREA

84 500 m²
OPERATIONAL AND ADMINISTRATIVE AREA

AIRCRAFT REPAIR PLANT

6
AIRPORTS

STAFF TRAINING CENTER

6
TECHNICAL
AND MAINTENANCE FACILITIES

TYUMENAVIATRANS
AVIATION

TICKETING
AND CONTRACT CENTER

SPECIAL TECHNICAL
SUPPLY ORGANIZATION

2
SUBSIDIARY AIRLINES

11
BRANCHES
AND REPRESENTATIVE
OFFICES

# CONTENTS





ANNUAL REPORT 2001

# THE YEAR'S RESULTS: A REPORT FROM THE GENERAL DIRECTOR

On February 7, 2002 Tyumenaviatrans Aviation marked the 35th anniversary of its service on both the Russian and international aviation business markets. This is quite a mature age for an airline and, at the same time, a sufficiently young one. So we are sure that Tyumenaviatrans Aviation still has significant achievements ahead of it in the future from the foundation built during the previous years.

Tyumenaviatrans Aviation is the world's largest civil operator of Russian-made helicopters and one of the largest Russian passenger airlines. For the second year in a row, Tyumenaviatrans Aviation was ranked third among Russian airlines in 2001 based on the number of passengers carried on domestic routes and for the first time surpassed the one million passenger mark – a significant number by Russian standards. For the second successive year, the airline managed in 2001 to increase all of its operation results by 40-60% in comparison to the previous year, including the number of flight hours logged by aircraft and helicopters, the number of passengers carried, the passenger turnover, and other key indicators. In 2001, the financial indices of the airline's activity improved noticeably in spite of a considerable growth of expenses, resulting in a net profit of 521.5 million Rubles. (An example of the cost increases experienced by the Company was expenses for aircraft airworthiness maintenance, which grew by 350% compared to the level of 2000). Tyumenaviatrans Aviation actively developed its operations abroad: in 2001, 19 of our helicopters provided transportation services to United Nations peacekeeping missions in various countries, and these operations continue in 2002. The stable business volume coming from the UN confirms the quality service provided by the airline – highlighted by its high level of flight safety, financial stability, and wide experience in international cooperation.

One more confirmation of the airline's success is its public acknowledgment. Since 1997, Tyumenaviatrans Aviation has annually won one of the prestigious "Wings of Russia" national awards, and in 2001, it received the first prize and the designation of "Airline of the year" in two categories: "The most rapidly developing airline of the year» and «For services to the industries of Russia».

The diversified structure of Tyumenaviatrans Aviation's business – including passenger and cargo transportation, helicopter operations, airport operations, aircraft maintenance and repair operations in our own aircraft maintenance facilities and in the repair plant – creates a considerable potential for growth and functional expansion of operations.

Tyumenaviatrans Aviation does not plan to stand still in 2002, with increases of 25% or more in both passenger traffic volume and helicopter operations. The airline expects to increase the frequency of flights on its existing air routes, to expand the overall network up to 100 routes, and to expand the reach of its international flights to Ukraine, Armenia, Kyrgyzstan, Bulgaria, Turkey, Greece, Hungary, Italy, Cyprus, Norway and other countries.

In its activities, Tyumenaviatrans Aviation will consistently adhere to the principles of a system approach, will maintain a high level of ethics and maximal transparency of business, and will keep its active presence in aviation services markets with high standards of safety and regularity of flights.

The most important foundations of the airline's achievements and its future successes will be the high caliber of professionalism and the corporate solidarity of Tyumenaviatrans Aviation's personnel. I would like to express my heartfelt gratitude to all the employees of the airline for their selfless service.

Tyumenaviatrans Aviation's target is to constantly improve our work, to increase the quality of our services, to establish a long-term strategic cooperation with Russian and foreign customers, and to accomplish a systematic integration into the world market of aviation services.

We are sincerely grateful to our partners and clients for their high evaluation of our work and the choice their make flying with us. Tyumenaviatrans Aviation shall do its best to justify their confidence.

Andrey Martirosov
General Director / CEO



## MAIN EVENTS OF 2001

**JANUARY**

- A regularly scheduled Tu-134 flight is introduced on the Khanty-Mansiysk – Moscow line.
- Tyumenaviatrans Aviation continues its prolonged participation in the United Nations peacekeeping missions in East Timor (Indonesia) and Sierra Leone (Africa).
- The airline wins a US $30 million contract from Surgutneftegaz oil company for geological-survey helicopter services.
- Tyumenaviatrans Aviation acquires a 55.5% stake in the "Plant No. 26" Aircraft Repair Plant (including associate companies).

**MARCH**

- The "Airline of the Year" designation is bestowed on Tyumenaviatrans Aviation in the annual "Wings of Russia" National Aviation Awards for two categories: "For Services to the Industries of the Russian Economy", and "The Most Rapidly Developing Airline of the Year".
- A bargain is made in the RTS at the 2001 maximal price of US $0.0425 per share. The market capitalization of the Company amounted to US $25.5 million.
- Tyumenaviatrans Aviation is selected as the general transportation company of the Biathlon World Cup in Khanty-Mansiysk for the third consecutive year.

**APRIL**

- The airline is accepted as a member of The Russian-American Council for Business Cooperation, a non-commercial association. Tyumenaviatrans Aviation General Director Andrey Martirosov was elected to the Council's executive committee.

**MAY**

- Regular flights are introduced with the Tu-134 from Khanty-Mansiysk to Sochi and Anapa, from Surgut to Mineralnye Vody, Rostov and Volgograd, and from Nyagan to Moscow and Sochi.
- Two new Tu-154M aircraft are acquired in cooperation with the Administration of Khanty-Mansiysk autonomous district.
- Two United Nations contract are won for air transport services in support of the UN peacekeeping missions: one valued at US $6.7 million for operations in East Timor (with two Mi-8MTV helicopters); the other for US $23.5 million, covering operations in Sierra Leone (using two Mi-26 helicopters).
- The annual general meeting is held on May 30. The financial indices of 2000 were improved, A. Z. Martirosov is reelected the General Director for the next two years, the executive council is elected, and the decision is made to pay a yearly dividend of 0.05 Rubles per one share. 6.5% of the net profit of the Company is allocated to the dividend payment.

**JUNE**

- A United Nations contract is received for air transport support of the UN peacekeeping mission in East Timor (using one Mi-26), at the contract sum total of US $6.5 million.
- The airline introduces a regular flight on the Nizhnevartovsk – Moscow line using the Tu-154.
- Regular service begins on the Khanty-Mansiysk – Ufa – Krasnodar and Surgut – Kazan – Makhachkala lines with the Tu-134.

**JULY**

- The first direct international flight is performed from Surgut airport – the main base airport of Tyumenaviatrans Aviation, inaugurating regular direct air communication with the Ukrainian capital Kiev.



□ Tyumenaviatrans Aviation exhibits at the large annual International Aid and Trade – 2001 exhibition in New York.

□ The 500,000th passenger of the year is transported by the airline.

□ A United Nations contract is awarded for air transport support of the peacekeeping mission in Western Sahara (using three Mi-8Ts), at the contract sum total of US $2.3 million.

**AUGUST**

□ Tyumenaviatrans Aviation attains the 1 billion passenger-kilometer mark for 2001.

□ Five new helicopters are acquired: one Mi-26T and four Mi-8MTVs.

□ A US $2 million contract is won for air transport support of the UN peacekeeping mission in Sierra Leone (one Mi-8MTV).

□ The airline participates in the "MAKS-2001" international air show.

□ The United Nations awards a contract for air transport support of the UN peacekeeping mission in Eritrea (one Mi-8MTV). Total value of the contract is US $1.4 million.

**SEPTEMBER**

□ A regular Tu-134 flight is introduced on the Nizhnevartovsk – Moscow route.

□ Tyumenaviatrans Aviation sponsors the international music festival in Khanty-Mansiysk.

**NOVEMBER**

□ The air transport support contract for the UN peacekeeping mission in Eritrea is prolonged for another year.

□ A letter is sent by the leadership of the UN mission in Western Sahara to the airline's General Director A. Z. Martirosov, expressing high regard for the services and professionalism of the personnel of Tyumenaviatrans Aviation engaged in air transport support for the mission.

**DECEMBER**

□ A regular flight with the Tu-154 is introduced on the Surgut – Saint Petersburg line.

□ Air transport support for the UN peacekeeping mission in Sierra Leone is extended for another year.

□ An extraordinary general meeting of Tyumenaviatrans Aviation JSC shareholders is held on December 18. This meeting authorizes a revised company charter, approves regulations on the Company's bodies, elects a new auditing committee of the Company, approves the auditor of the Company, and elects a new counting committee.

□ The one-millionth airline passenger of the year is carried by the airline.

□ Tyumenaviatrans Aviation is ranked third among the Russian airlines in terms of passengers transported on the domestic routes.

# HELICOPTER OPERATIONS

The future commercial success of Tyumenaviatrans Aviation will depend on consistent development of all aspects of our aviation business. Retaining its traditional *leading place among the helicopter operators* in Russia and also its leading positions in the international market of helicopter operations, Tyumenaviatrans continues to ensure the regular growth of each of the activity indices.

The 12-month period during 2001 was no exception. The main indices still demonstrate a high dynamics of growth. In 2001, the total productive flight time of all types of helicopters, including those used on international operations, was 43.740 hours, which was 52.3% higher than in 2000. Considering the fact that the helicopter operations generate 48.8% of the Company's income, the well-balanced business structure allows the airline to continue the growth despite the aviation market's international downturn.

Tyumenaviatrans Aviation's helicopter fleet consists of 181 rotary-wing aircraft and represents all the commercial types of the Mil family, including such unique helicopters as Mi-26. This heavy-lift transport helicopter has the world's largest payload capacity and can transport the large-scale loads of up to 20 tons both inside the fuselage and on an external sling. The helicopters of this type have been significantly improved technically and economically. They integrate a modern and well-equipped cockpit with the latest navigation equipment, and also are equipped with an on-board video system that allows the crew to observe and control loading and the behavior of external loads suspended from the sling during flight. Tyumenaviatrans Aviation has the largest fleet of this giant helicopter – with 17 in operation with the airline.

The Company carries out all types of helicopter works and undertakes a comprehensive approach to transportation requirements. Its Mi-8T and Mi-8MTV helicopters work on the construction and monitoring of pipelines and power *transmission lines, perform* medical and patrol flights, carry out search-and-rescue and geological survey missions and handle forestry fire-fighting duties. The Mi-10 helicopter fleet is indispensable for the construction of transmission-line pylons, installing radio-relay towers, and also is used for special architectural and technological constructions. Tyumenaviatrans Aviation's Mi-6s are generally used for transporting external loads.


43740
28217
28721
1999
2000
2001

**TOTAL HELICOPTER FLIGHT TIME: 1999 – 2001**
**(in flight hours)**


Транс
25965



RA-21046




## HELICOPTER FLEET: 181 AIRCRAFT*

| TYPE | TOTAL NUMBER | COMPANY-OWNED | ON LEASE | CHANGE COMPARED TO 2000 |
|---|---|---|---|---|
| Mi-26 | 17 | 17 | | -2 |
| Mi-8MTV | 27 | 20 | 7 | +9 |
| Mi-8T | 122 | 121 | 1 | +3 |
| Mi-10 | 7 | 7 | | |
| Mi-6 | 8 | 8 | | |

* AS OF JUNE 1, 2002.

## HELICOPTER OPERATIONS IN RUSSIA

Tyumenaviatrans Aviation is one of the key players in Russia's transport infrastructure, which is the result of its 35 years of experience, a professionally trained staff, and a large fleet of aircraft. The airline also is most important air transport provider for the Siberian oil and gas industry.

The Company's specialists design and plan a transportation scheme that is best tailored to meet the customer's requirements, both in terms of mission time and the most competitive cost. For the oil companies of the Siberian area, we have developed a technology to carry an oil rig and personnel by Mi-26 helicopters over distances of up to 100 km in 1.5 days, which considerably reduces geological survey cost and shortens the time required to put oil rigs into operation.

The operation of the oil and gas industry is inseparably linked with the functioning of a stable transport system capable of providing the rapid, stable, and safe transportation of personnel, equipment and machinery to distant oil and gas fields. As a rule, the lack of access roads and a poor infrastructure complicates this task, so the companies in the oil and gas industry traditionally are long-term clients of Tyumenaviatrans Aviation.

Our main customers for air services in Russia include:

- Surgutneftegaz
- Sibneft
- RAO Gazprom
- Lukoil
- Obneftegazgeologiya
- Tyumenenergo (RAO EES)
- Khantymansiyskgeofizika
- Sibnefteprovod
- Noyabrskgazdobycha
- Tyumentransgaz
- The local administrations of Khanty-Mansiysk and Yamalo-Nenetsk autonomous regions.



19943
23830
2001
2000
1570
5914
2059
3638
Mi-8
Mi-8MTV
Mi-26


**ACTUAL FLIGHT TIMES OF VARIOUS HELICOPTER TYPES IN 2000-2001 (in flight hours)**



Others 10.7%
Forest Protection 0.6%
Geological Survey 4.7%
Healthcare 2.5%
Energy 0.7%
Gas Industry 5.1%
37.7% Oil Industry
38% Geological Survey for Oil Industry


**INCOME FROM HELICOPTER OPERATIONS BY BUSINESS SECTOR**

## INTERNATIONAL HELICOPTER OPERATIONS

Since 1991, the main international partner of Tyumenaviatrans Aviation has been the United Nations. Over the last decade, the Company's helicopters have successfully performed operations under UN contracts in various countries, including Yugoslavia, Angola, Cambodia, Mozambique, Somalia, Western Sahara, and the Central African Republic.

After having won seven tenders prolonging a number of contracts, in 2001, Tyumenaviatrans became the United Nation's largest helicopter transport contractor. Currently, the Company provides air transport support to peacekeeping missions in Sierra Leone (Africa), East Timor (Indonesia), Eritrea (Africa), and Western Sahara (Africa). In all, there are 19 helicopters working abroad on current UN contracts, including three Mi-26s, eleven Mi-8MTVs and five Mi-8Ts.

In Sierra Leone, the work is performed by four Mi-8MTVs, two Mi-8Ts, and two superheavy Mi-26s specifically acquired by the Company for this contract. Tyumenaviatrans Aviation's staff is rightfully proud of the fleet of Mi-26s, which have no equivalent in the world.

In the Republic of Eritrea, Tyumenaviatrans Aviation operates five Mi-8MTV helicopters. Four of the Mi-8MTVs have been there since October 2000, and an additional helicopter has been in service since September 2001. Last November, the contract covering operation of the four Mi-8MTVs was prolonged for one year. Total value of the annual contract is $7.4 million.

In the May–June 2001 period, the Company won two tenders for helicopter operations supporting a United Nations peacekeeping mission in East Timor (Indonesia). For these contracts, two Mi-8MTVs and one Mi-26 were sent to East Timor, the latter performing an independent delivery flight of 13,600 km from Surgut to Dili (Indonesia) through Kazakhstan, Uzbekistan, Turkmenistan, Iran, Pakistan, India, Myanmar, Thailand, Malaysia, and Singapore in 62.5 hours. V. V. Demkin, the flight director of Tyumenaviatrans Aviation, piloted the helicopter.

After winning a UN tender in August 2001, Tyumenaviatrans is providing air transport support for the peacekeeping mission in Western Sahara. This contract, with a total value of $2.3 million, is for one year with a possible extension for an additional year. The operations are performed by three Mi-8T helicopters from the main base in Oum Dreiga. In November 2001 during a regular crew rotation, the UN peacekeeping forces' commander in Western Sahara sent a letter of thanks to the general director of Tyumenaviatrans Aviation, A. Martirosov. The UN official complimented the professionalism of Tyumenaviatrans Aviation's flight and maintenance personnel, emphasizing the vital importance of the tasks that Tyumenaviatrans personnel perform.

During the last three years, Tyumenaviatrans has achieved a stable growth of income from international operations. In 1999, they brought in some $4 million; in 2000 the business volume was $21.75 million, and in 2001, the receipts from UN contracts amounted to $35 million. Based on the contracts already signed by June 1, 2002, the Company expects to receive not less than 31 million Dollars during the year, while the overall business prospects for all of 2002 demonstrate the capability of maintaining the record level of 2001.


U·N
U·N
U·N


UN
ASHOK
UNAMSIL

## UNITED NATIONS CONTRACTS FOR PEACEKEEPING MISSION TRANSPORT SUPPORT

| COUNTRY | HELICOPTERS | CONTRACT VALUE IN 2001 (in million US Dollars) | BEGINNING OF ACTIVITY | END OF ACTIVITY |
|---|---|---|---|---|
| Sierra Leone | 2 Mi-8T | 0.3 | November 2001 | November 2002 |
| | 2 Mi-8MTV | 1.5 | August 2001 | August 2002 |
| | 2 Mi-26T | 8.9 | April 2001 | March 2003 |
| | 2 Mi-8MTV | 4.1 | December 2000 | December 2002 |
| | 2 Mi-26 | 3.9 | January 2000 | March 2001 |
| East Timor | 1 Mi-26 | 3.8 | June 2001 | June 2002 |
| | 2 Mi-8MTV | 2.4 | April 2001 | March 2002 |
| | 2 Mi-8MTV | 1.3 | January 2000 | March 2001 |
| Eritrea | 1 Mi-8MTV | 0.5 | September 2001 | September 2002 |
| | 4 Mi-8MTV | 6.0 | October 2000 | October 2001 |
| | 4 Mi-8MTV | 1.3 | October 2001 | October 2002 |
| Western Sahara | 3 Mi-8T | 1.1 | August 2001 | August 2002 |
| **TOTAL** | | 35.1 | | |


$35.1
$21.75
$4.00
$1.40
1998
1999
2000
2001

**RECEIPTS FROM INTERNATIONAL OPERATIONS (in million US Dollars)**

# TRANSPORT OPERATIONS
## (AIRLINER AND HELICOPTER PASSENGER TRAFFIC)

In 2001, Tyumenaviatrans Aviation achieved a high growth rate in both qualitative and quantitative indices of transport activity. Its airliners and helicopters transported 1.217 million passengers and for the second year running, the Company was ranked third among the Russian airlines in terms of the number of passengers carried on domestic routes. Each day, the Company's aircraft flew between 80 and 90 scheduled passenger flights on 85 different routes. Twenty-one new services by Tu-154, Tu-134, An-24, and Yak-40 aircraft were introduced on the routes that include Khanty-Mansiysk, Surgut, Nizhnevartovsk, Nyagan, and the frequency of many regular flights was increased.

By year-end, passenger traffic volume had grown by 65.5%, transport flight hours were up by 51.5%, and passenger kilometers flown were up by 54%. At the same time, the Company's active marketing policy enabled seat load factors to fall slightly in order to aggressively develop new routes and markets.

Tyumenaviatrans has expanded its program of international passenger transportation. The Tu-154M airliners used on international flights are equipped to the requirements of International Civil Aviation Organization, with oxygen facilities, noise reduction hardware, to allow the Company to operate into European airports, and traffic collision avoidance systems. The aircraft also have satellite and inertial navigation systems, as well as improved altimeters to allow them to fly in the Reduced Vertical Separation Minima (RVSM) required today in Western Europe. In 2001, these aircraft made 84 charter and 104 scheduled one-way flights to foreign countries, among them Belarus, Ukraine, UAE, Slovenia, Germany, Egypt, Finland, Cyprus, Bulgaria, Greece, Hungary, Croatia, and France. In 2001, the total receipts from charter traffic amounted to US $1.7 million.

Beginning on December 1, 2001, the airline introduced a bonus frequent flyer program on its flights: "Status" and "Status-VIP" for individuals, and "Status-Business" for corporate customers. These programs allow the accrual of special points on the clients' accounts based on the distance of a flight and the class of services. Today, many Tyumenaviatrans passengers are already taking advantage of the privileges provided by the "Status" program.

In October, Tyumenaviatrans introduced a three-class service structure on its airliners by adding a new class of service, the Economy-Comfort class, to the traditional economy and business classes.

The Economy-Comfort class cabin is equipped with 18 seats arranged in rows of six, and a cloakroom. The passengers are provided with blankets, pillows, an unlimited choice of drinks and an extended choice of food. The level and quality of service enjoyed by Economy-Comfort passengers corresponds to the standard business class.

The program of introducing a three-class service up to the most modern international standards required that some Tu-154M airliners be refitted at Tyumenaviatrans' main aircraft maintenance base in Surgut.

Tyumenaviatrans has many years experience of cooperation with its customers in the oil and gas industry in terms of transporting shift teams. In 2001, the airline prolonged contracts for the all-year-round shift-team transportation with Surgutneftegaz JSC, Sibneft-Noyabrskneftegaz JSC, Purneftegaz JSC, Varyeganneftespetsstroi JSC, and Uvatskoye Proizvodstvo KRS JSC.




RA-85755
ТюменьАВИАТранс

## MAIN INDICES OF TRANSPORT ACTIVITY IN 2000 AND 2001

| INDICES | 2000 | 2001 | 2000 IN % TO 2001 |
|---|---|---|---|
| Total transportation hours flown | 735 546 | 1 217 041 | 165.5% |
| Passenger turnover, thousand pkm | 1 089 576 | 1 681 007.4 | 154% |
| Total number of passengers carried | 31 409 | 47 590 | 151.5% |
| Seat occupancy rate | 68.4 | 64.0 | -4.4 points |

The record growth of the number of passengers carried in 2001 clearly reflects the active expansion of the transport segment in the Company's business. The 2001 results demonstrate the considerable success achieved by Tyumenaviatrans in attracting clients, mastering new routes, introducing a more flexible tariff policy, improving the quality of services provided on board, etc. The highest growth rate in the number of passengers transported was achieved on the Tu-154 and Tu-134 airliners, with increases of 41% and 150%, respectively. This is the result of the growing fleet of these aircraft, and also is due to the airline's expanded route network and increased flight frequencies. An impressive growth also was achieved on feeder routes. In 2001, our An-24 airliners carried 83% more passengers than in 2000. Passenger traffic on the Yak-40 airliners grew by 73%. The total number of passengers carried by helicopters and An-2 planes increased by 91% compared to 2000. The positive dynamics of the growth in passenger traffic experienced by the Company in recent years confirms Tyumenaviatrans' strategy of development and gives confidence that positive growth in terms of the number of passengers carried will continue in 2002.



2001
2000
394.3
555.1
48.6
121.3
78.9
144.4
72.2
125.1
49.2
56.7
9.8
8.9
82.7
205.5
Tu-154
Tu-134
An-24
Yak-40
Mi-8 (civil races)
An-2
Other helicopters


**PASSENGERS TRANSPORTED BY AIRCRAFT TYPE IN 2000 AND 2001 (in thousands)**



403363
735546
1217041
1999
2000
2001


**NUMBER OF PASSENGERS CARRIED, persons**
**In 2001, 65.5% more passengers were transported**



700
1090
1681
1999
2000
2001


**PASSENGERS TURNOVER, million pkm**
**In 2001, passenger circulation increased by 54.3%**


ТюменьАВИАТранс

Ту-134А-3







ТюменьАВИАТранс




RA-65083


у-154м

## FIXED-WING AIRCRAFT FLEET: 113 AIRCRAFT*

| TYPE | TOTAL NUMBER | COMPANY-OWNED | ON LEASE | CHANGE WITH RESPECT TO 2000 |
|---|---|---|---|---|
| Tu-154M | 9 | 7 | 2 | +2 |
| Tu-154B | 6 | | 6 | +6 |
| Tu-134 | 12 | | 12 | +10 |
| Yak-40 | 22 | 21 | 1 | |
| An-24 | 10 | 9 | 1 | -1 |
| An-26 | 2 | 2 | | |
| An-2 | 52 | 52 | | |

* AS OF JUNE 1, 2002.



47590
31409
22388
1999
2000
2001


**TRANSPORTATION HOURS FLOWN, hours**
**In 2001, transport hours flown increased by 51.5%**



121.7
48.0
69.5
1999
2000
2001


**CARGO CARRIED, thousand tons**
**In 2001, the total transported load increased by 45%**

## REGULARITY OF FLIGHTS

In 2001, the traffic volume and the number of flights grew considerably when compared with those of 2000.

During 2001, Tyumenavia-trans' Tu-154 airliners performed 4,942 flights with a reliability rate of 85%, while in 2000 they made 3,323 flights with a reliability rate of 85% (the average value across the industry is less than 80%). The Company's Tu-134 airliners made 2,745 flights with a reliability rate of 83%.

An analysis of the reasons for flight delays showed that the principal reason was bad weather, which caused 45% of delays.

# PERSONNEL

The personnel selection process applied by Tyumenaviatrans Aviation is centered on the principle that professional personnel provide a guarantee of successful work and prosperity. At present, more than 5.000 highly-skilled employees work for the Company (including the branch offices, Plant No. 26, Staff Training Center, Ticketing and Contract Center, and two subsidiary airlines). Of this total, 78% of them have higher education or a special secondary one. In the last few years, the average age of personnel became much younger due to the inflow of new specialists capable of working in the rapidly changing market conditions. Currently, the average age of employees is 39. Young specialists gain experience from their elder colleagues – about 30% of employees have more than 20 years of service behind them.

| INDICES | NUMBER OF EMPLOYEES | |
|---|---|---|
| | AS OF 01/01/2001 | AS OF 01/06/2002 |
| Overall | 3 552 | 4 338 |
| TAT Aviation | 3 364 | 4 201 |

The helicopter and airliner fleets of the Company are operated and maintained by flight specialists – 812 persons and technical staff – 561 persons, giving a total of 1,373 in all. Half of the flight specialists are qualified to serve on international flights.

| FLIGHT AND TECHNICAL PERSONNEL | NUMBER OF EMPLOYEES | |
|---|---|---|
| | AS OF 01/01/2000 | AS OF 01/01/2001 |
| Flight commanders | 172 | 242 |
| Second pilots | 144 | 209 |
| Navigators | 32 | 57 |
| Flight management staff | 71 | 72 |
| Other flight staff | 189 | 232 |
| Cabin attendants | 123 | 311 |
| Engineers | 128 | 125 |
| Technicians | 370 | 436 |
| **TOTAL** | **1 229** | **1 684** |

| AIRCRAFT | NUMBER OF CREWS | |
|---|---|---|
| | AS OF 01/01/2000 | AS OF 01/01/2001 |
| Mi-26 | 8 | 8 |
| Mi-8 | 98 | 117 |
| Mi-6 | 3 | 3 |
| Mi-10 | 1 | 1 |
| Tu-154, Tu-134 | 19 | 56 |
| An-24, An-26 | 14 | 23 |
| Yak-40 | 15 | 24 |
| An-2 | 6 | 4 |



## WORKING CONDITIONS

Tyumenaviatrans Aviation participates in the United Nations' Global Compact program and fully supports the principles of work set out by the UN for contractors.

The Company actively applies the corporate principles of employee relations and is guided by the regulations of the International Trade Organization and the Labor Legislation of Russia. For the second year running, the average monthly salary of the Company's staff has grown considerably. In 2001 it was 11.262 Rubles, which was more than 1.5 times the level of the previous year.

Work productivity per employee also increased by 68% compared to the previous year, giving positive dynamics to production. To improve the psychological climate and to attract well-qualified personnel, the Company utilizes a range of social and legal measures, such as a contract remuneration and bonus system, providing a social package to employees, and social privileges in accordance with the collective agreement.

This remuneration package allows Tyumenaviatrans to attract highly skilled result-oriented specialists, which is considered an important factor in the Company's success.

Tyumenaviatrans Aviation is rightly considered as a fair employer that defends the rights of its employees. This is evidenced by the diploma: "For the achievements in organization of social work" received in 2001 from the Russian government.



3700
7219
11262
1999
2000
2001


**AVERAGE SALARY PER EMPLOYEE (in Rubles)**



250
644
1081
1999
2000
2001


**WORK EFFICIENCY (RECEIPTS/NUMBER OF EMPLOYEES) (thousand Rubles)**

## EQUAL OPPORTUNITY

The leadership of Tyumenaviatrans Aviation pays serious attention to forming a corporate culture based on respect for human rights in the workplace, creating a system of corporate values, providing every employee with equal opportunities, and excluding any forms of discrimination in its employment and workplaces. The Company employs representatives of 30 nationalities, three indigenous small Northern nationalities, and eight religious confessions.

More than 30 women occupy executive positions. The Executive Council and the Board of Administration of Tyumenaviatrans Aviation JSC include representatives of five nationalities.



ANNUAL REPORT 2001

## SOCIAL PROTECTION

The Company provides its employees with a package of social guarantees including free kindergarten, free medical treatment, free transportation to the place of treatment, free rest-and-relaxation facilities, bonuses to employees on their commemorative dates, additional pensions and compensation at their retirement.

The Company pays special attention to pensioners and children. A special program has been developed for providing help to non-working pensioners, including an additional pension, free medical care, free transportation, etc. The Company has established a veterans' council to provide assistance to veterans of war and labor. In 2001, the war veterans were provided with free air tickets for holding reunions of front-line comrades and for participating in events held by the Russian Committee of War Veterans to commemorate the Victory Day.

## PROFESSIONAL TRAINING AND DEVELOPMENT

Professional training and constant upgrading of professional skills of employees also are important parts of the manpower policy at Tyumenaviatrans Aviation. The Company structure includes its own staff training center for regular training of air crews, including:

- Retraining and upgrading skills of air crews and engineering staff for the following types of aircraft: Tu-154, Tu-134, IL-76, An-12, An-24, An-2, Yak-40, Mi-26, Mi-6, Mi-10K, Mi-8, Mi-8MTV, Mi-2.
- Training of air crews for international flights.
- Primary training and raising the level of skills of air stewards, board operators, specialists of transportation services and air safety services, and other specialists.

In 2001, the Tyumenaviatrans Aviation staff training center trained 2,858 employees and held 273 training courses. The training flight time on simulators was 4,020.5 hours.

Ground personnel improve their skill level by undergoing various training programs. Employees studying on extramural courses and institutes have their training paid for, partially or in full.

## ENVIRONMENTAL PROTECTION

The Company's ecological policy is designed in accordance with the standards of environmental protection and integration of the environmental and production activity and also in accordance with the Committee for Preservation of the Environment.

To meet these norms, Tyumenaviatrans Aviation prepares an "Ecological passport" and obtains the "Permission for MPE" (Maximum Permissible Emissions) and for waste processing. The waste processing contracts are regularly concluded.

Every year, payments are allotted to compensate for environmental pollution of the environment and for measures necessary to ensure continuing compliance is achieved.







# INFORMATION FOR SHAREHOLDERS AND INVESTORS

## GENERAL INFORMATION

Tyumenaviatrans Aviation was founded on February 7, 1967.

On that day, the (Soviet) Minister of Civil Aviation issued a decree to establish the Tyumen Administration of Civil Aviation. Before the Soviet Union came to an end, this was reorganized into the State Air Company "Tyumenaviatrans" (Directive No. 1 of the USSR Civil Aviation Minister of January 4, 1991). The following year, President's Decree No. 721 of July 1, 1992 was issued, changing "Tyumenaviatrans" Air Company into an open joint-stock society.

The founding shareholder of the Company was the State Committee on State Property Administration of the Russian Federation. The state registration of the new Joint Stock Company was performed by the head of administration of the Central district of Tyumen on October 28, 1992.

The Auditor is the "Min" Auditor's firm" JSC. Its address is: Russia 109033, Moscow, Ul. Samokatnaya 2, tel./fax 786-21-26. State license No. 000212 of June 7, 1999 given by the Finance Ministry of the Russian Federation.

The specialized registrar is JSC "Registrar R.O.S.T.".

Address: Russia 107996, Moscow, Ul. Stromynka 18, korp. 13, tel. 786-69-76.

## SHARES

The authorized capital of the Company is 577,208,000 (five hundred and seventy seven million two hundred and eight thousand) Rubles and is divided into 577,208,000 (five hundred and seventy seven million two hundred and eight thousand) common equity shares with a nominal value of 1 (one) Ruble each.

In all, there have been three share issues:

- The first issue was registered on October 30, 1992 by the financial bodies of administration of the Tyumen region under No. 1171-1-37. The number issued was 575.223 shares with a nominal value of 1 Ruble each.
- The second issue was registered on July 11, 1996 by the financial bodies of administration of the Tyumen region under No. 67-1-1064. The number issued was 1985 shares with a nominal value of 1 Ruble each.
- The third issue was registered on August 2, 1996 by the financial bodies of administration of the Tyumen region under No. 67-1-1073. The number issued was 57.663.072 shares with a nominal value of 1 Ruble each.

## DIVIDENDS

In 2001 (based on the results of 2000), the Company paid dividends of 0.05 Rubles per share. The annual general shareholders meeting held in May 2002, considering results of 2001, decided to pay an annual dividend of 0.06 Rubles per share in monetary form.

## SHARE VALUE, BID VOLUME, CAPITALIZATION

The main organizations trading Tyumenaviatrans securities on the internal market are: the Moscow Interbank Currency Exchange (MICEX) and the Russian Trade System (RTS). In the RTS system, the shares of Tyumenaviatrans have the trade code TMAT.

Over 2001, the value of shares of Tyumenaviatrans increased from $0.016 (Jan 03, 2001) to $0.045 (Dec 29, 2001). The quotations of the Company shares increased by 181%, while the RTS index rose by 98%.

At the end of 2001, the market capitalization of Tyumenaviatrans Aviation was $26 million – a growth of 182% on the value of one year earlier.

In 2001, the maximum transaction price on the RTS was registered on December 6, 2001 and was $0.045 per share.

The maximum transaction price in MICEX was registered on February 16, 2001 and was 1.5 Rubles or $0.053.

The dynamics of the Company's capitalization growth in 1999-2001 as described above demonstrates the stability and the investment attractiveness of Tyumenaviatrans.


2.3
9.2
26.0
1999
2000
2001

**MARKET CAPITALIZATION TREND IN 1999-2001 (million US Dollars)**


9.2
14.4
17.3
19.9
17.3
18.2
1 January
1 February
1 March
1 April
1 May
1 June
23.1
14.7
15.0
12.1
17.3
20.2
26.0
1 July
1 August
1 September
1 October
1 November
1 December
1 January

**MARKET CAPITALIZATION IN 2001 AT BUY PRICE (million US Dollars)**



## AMERICAN DEPOSITORY RECEIPT PROGRAM (ADR)

The program of American depository receipts (ADR) of the first level was registered on May 26, 1998. One ADR is equivalent to 100 ordinary shares of Tyumenaviatrans Aviation. The depository bank is The Bank of New York. Trade code is TYAVY. The ADR trade of Tyumenaviatrans is performed in the off-exchange markets of New York, Frankfurt and Berlin.

## JOINT-STOCK STRUCTURE

The total number of issued shares is 577.208.000.

On April 12, 2002, 25% of shares were held by the Khanty-Mansiyskiy Autonomous District, 18.8% by the administration of Surgut, 21.5% by foreign investors (including 4.1% allocated through the ADR program), 16.7% by individual shareholders, 15.9% by Russian companies/corporations, and 2.1% by the Russian Federation through the State Property Commission.



The Russian Federation 2.1%
Individual Russian Investors 16.7%
Russian Investors (Legal Entities) 15.9%
Foreign Investors 21.5% (including 4.1% allocated through the ADR program)
18.8% City of Surgut
25.0% Khanty-Mansiysk Autonomous District


**JOINT STOCK STRUCTURE**

## BOARD OF DIRECTORS

| | | |
|---|---|---|
| Gadzhi A. Amirov | Chairman of the Board of Directors | Deputy Chairman of the Government of Khanty-Mansiysk Autonomous District, Director of State Property Department of KhMAD |
| Dmitri A. Kopiev | Deputy Chairman of the Board of Directors | General Director of Central Investment Agency, F.C. JSC |
| Vladislav S. Nesterov | Deputy Chairman of the Board of Directors | Deputy Mayor of Surgut, Chairman of the Municipal Property Management Committee of Surgut |
| Vladimir V. Zhuravlev | Member of the Board of Directors | Director of Transport, Communication, and Road Department of KhMAD |
| Andrey Z. Martirosov | Member of the Board of Directors | General Director / CEO of *Tyumenaviatrans Aviation* JSC |
| Oleg L. Chemezov | Member of the Board of Directors | First Deputy Chairman of the Government of KhMAD |

## EXECUTIVE COUNCIL

| | |
|---|---|
| Andrey Z. Martirosov | General Director / CEO |
| Vasiliy S. Lebedinskiy | First Deputy General Director |
| Andrey L. Seregin | First Deputy General Director |
| Viktor G. Bachurin | Deputy General Director for Foreign Economic Affairs |
| Meyramkhan J. Bekmukhanbetov | Deputy General Director, Technical Director |
| Vladimir V. Demkin | Deputy General Director, Flight Director |
| Viktor G. Zaitsev | Deputy General Director for Inspection, Head of the Quality Control System |
| Vladislav A. Kravchenko | Deputy General Director for Commerce |
| Igor V. Petrov | Deputy General Director, Financial Director |



# FINANCIAL STATEMENTS 2001

## EXECUTIVE COUNCIL'S RESPONSIBILITY STATEMENT
**To the Shareholders of Tyumenaviatrans Aviation JSC**

1. In accordance with international practice, the Management prepares finance statements, which must reliably reflect all material aspects of the factual position of the Aviation Company as of the end of any accounting period. Activity results and cash flows for every period must also be reflected. The Management is responsible for ensuring that the Aviation Company keeps accounting records that demonstrate with enough de-tail and clarity the Company's financial state. Correspon-dingly, Russian financial statements must be prepared in accordance with the International Accounting Standards as well as in accordance with the Russian legislation and legal acts. On the whole, the Managing Board is also responsible for protecting – within the limits of its competence – the assets of the Aviation Company as well as for detecting and preventing fraud and other misuses.

2. The Management believes that at preparing the financial statements shown on pages 36 – 39 hereof, the Aviation Company used appropriate accounting policy, applied it consistently, supported it with reasonable estimates and calculations, as well as ensured compliance with most of the relevant International Accounting Standards.

3. These financial statements, prepared on the basis of the data from the Russian accounting statements that had been harmonized with the International Standards for Financial Statements, – are hereby approved on behalf of the Management of the Aviation Company.

For and on behalf of the Management of the Aviation Company:

**A. Z. Martirosov**
General Director / CEO

Tyumeniaviatrans Aviation JSC
Khanty-Mansiysk, airport,
The Russian Federation

## INDEPENDENT AUDITORS' REPORT
**To the Executive Council and Shareholders of Tyumenaviatrans Aviation JSC**

We have audited the accompanying balance sheet of parent company Tyumenaviatrans Aviation JSC as of December 31, 2000 and 2001. We also audited relevant reports of profit and loss, cash flow statements and changes in shareholders' equity for each year of the two-year period ending December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Auditing Standards as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit in such a manner as to be reasonably confident that the financial statements are essentially free of material misstatement. An audit includes examining, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by the management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has subsidiary companies, and hence is required by International Accounting Standard 27 (Consolidated Financial Statements and Accounting of the Investments into Subsidiaries) to prepare consolidated financial statements. The Company's management have not prepared consolidated financial statements.

In our opinion, the accompanied financial statements referred to above present fairly, in most material respects, the financial position of the Company as of December 31, 2000 and December 31, 2001, and the results of its operations and cash flows for each of the two-year accounting period ending December 31, 2001 in accordance with Statements of International Accounting Standards issued by the International Accounting Standards Committee.

**E. U. Matveeva**
Director

Auditing firm "MIN"
Moscow, Russia
June 26, 2002

## BALANCE SHEET

THOUSAND US DOLLARS

| NOTES | ASSETS | DECEMBER 31, 2001 | DECEMBER 31, 2000 |
|---|---|---|---|
| | **CURRENT ASSETS:** | | |
| 6 | Cash and cash equivalents | 1 591 | 4 470 |
| 7 | Short-term finance investments | 2 112 | 1 595 |
| 9 | Accounts receivable | 45 043 | 40 873 |
| 10 | Inventories | 10 268 | 6 402 |
| 11 | Other current assets | 1 569 | 729 |
| | **TOTAL current assets** | **60 583** | **54 069** |
| | | | |
| | **LONG-TERM ASSETS:** | | |
| 12 | Intangible assets | 253 | 207 |
| 13 | Property, plant, and equipment | 105 556 | 100 135 |
| 8 | Long-term investments | 1 340 | 1 199 |
| 27 | Deferred income tax asset | 587 | 535 |
| | **TOTAL long-term assets** | **107 736** | **102 076** |
| | **TOTAL assets:** | **168 319** | **156 145** |

THOUSAND US DOLLARS

| NOTES | LIABILITIES AND SHAREHOLDERS EQUITY | DECEMBER 31, 2001 | DECEMBER 31, 2000 |
|---|---|---|---|
| | **CURRENT LIABILITIES:** | | |
| 14 | Short-term borrowings | 1 214 | 9 947 |
| | Accounts payable | 13 412 | 13 674 |
| 16 | Taxes payable | 18 069 | 24 818 |
| 15 | Other payables and accrued liabilities | 5 509 | 4 163 |
| | **TOTAL current liabilities** | **38 204** | **52 602** |
| | | | |
| | **LONG-TERM LIABILITIES:** | | |
| 17 | Long-term borrowings | 12 200 | – |
| | **TOTAL long-term liabilities** | **12 200** | **–** |
| | **TOTAL liabilities:** | **50 404** | **52 602** |
| | | | |
| | **SHAREHOLDERS' EQUITY:** | | |
| 18 | Share capital | 103 814 | 103 814 |
| 18 | Retained earnings and other reserves | 14 101 | (271) |
| | **TOTAL shareholders' equity** | **117 915** | **103 543** |
| | **TOTAL liabilities and shareholders' equity** | **168 319** | **156 145** |

## PROFIT AND LOSS STATEMENT

THOUSAND US DOLLARS

| NOTES | INDEX | YEAR ENDED DECEMBER 31, 2001 | YEAR ENDED DECEMBER 31, 2000 |
|---|---|---|---|
| 19 | Traffic revenue | 144 343 | 83 983 |
| 20 | Other revenue | 4 050 | 3 161 |
| | **TOTAL revenue** | **148 393** | **87 144** |
| | | | |
| | **OPERATING EXPENSES** | | |
| | Aircraft fuel | (25 500) | (12 520) |
| 21 | Maintenance costs | (28 940) | (5 678) |
| 22 | Staff costs | (21 149) | (15 867) |
| | Aircraft and engines rent | (8 818) | (3 221) |
| 12, 13 | Depreciation and amortization | (2 283) | (2 085) |
| 23 | Taxes and government dues | (2 306) | (3 932) |
| | Commission dues | (5 746) | (1 799) |
| | Take-off and landing charges | (16 514) | (6 486) |
| 24 | Selling expenses | (11 503) | (5 168) |
| | General and administration expenses | (2 145) | (601) |
| 25 | Other operating income | 2 800 | 2 009 |
| | Other operating expenses | (16 558) | (18 414) |
| | **TOTAL operating expenses** | **(138 662)** | **(73 762)** |
| | | | |
| | **OPERATING PROFIT** | **9 731** | **13 382** |
| | Other Income (Expense): | | |
| | Dividend income | 10 | 1 |
| | Interest income | 255 | 16 |
| 26 | Gains on extinguishment and forgiveness of debt | 9 126 | 1 072 |
| 4 | Foreign exchange and translation gain/(loss) | (996) | 504 |
| | **TOTAL other income (expense)** | **8 395** | **1 593** |
| | | | |
| | **INCOME before tax** | **18 126** | **14 975** |
| | Current tax charge | (3 075) | (404) |
| | Deferred tax benefit /(charge) | 52 | 535 |
| 27 | **INCOME tax benefit /(expense)** | **(3 023)** | **131** |
| | **INCOME / (LOSS) after taxation** | **15 103** | **15 106** |
| 28 | Extraordinary items | (5) | (36) |
| | **NET INCOME / (LOSS)** | **15 098** | **15 070** |
| | | | |
| | Weighted average number of ordinary shares outstanding during the year (in thousands) | 577 208 | 577 208 |
| 18 | Earnings / (loss) per share (in US Dollars) | 0.03 | 0.03 |

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

THOUSAND US DOLLARS

| | SHARE CAPITAL | RETAINED EARNINGS AND OTHER RESERVES | TOTAL SHAREHOLDERS' EQUITY |
|---|---|---|---|
| **Balance at December 31, 1999** | **103 814** | **(15 341)** | **88 473** |
| Net income for the year | – | 15 070 | 15 070 |
| Dividends | – | – | – |
| **Balance at December 31, 2000** | **103 814** | **(271)** | **103 543** |
| Net income for the year | – | 15 098 | 15 098 |
| Dividends | – | (726) | (726) |
| **Balance at December 31, 2001** | **103 814** | **14 101** | **117 915** |

## STATEMENT OF CASH FLOWS

THOUSAND US DOLLARS

| | 2001 | 2000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Cash receipts from revenue | 102 870 | 55 490 |
| Cash receipts as advances from customers | 1 182 | 697 |
| Cash payments for supplies | (61 470) | (31 652) |
| Cash payments for employees | (15 875) | (7 696) |
| Cash payments for social security | (12 190) | (6 891) |
| Advance payments to personnel | (2 807) | (1 605) |
| Advance payments to supplies | (12) | (7) |
| Tax payments | (7 050) | (6 109) |
| **Cash provided from operations** | **4 648** | **2 227** |
| Income tax paid | (3 075) | (404) |
| **NET CASH PROVIDED FROM OPERATING ACTIVITIES** | **1 573** | **1 823** |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of intangible assets | (33) | (117) |
| Purchase of property, plant and equipment | (11 040) | (6 441) |
| Purchase of short-term finance investments | (185) | (828) |
| Short-term loans made | (640) | (423) |
| Purchase of long-term investments | (59) | (2) |
| Proceeds from the sale of property, plant and equipment | 299 | 154 |
| Interest received | 8 | 14 |
| Dividends received from equity investments | 259 | 0 |
| **NET CASH USED IN INVESTING ACTIVITIES** | **(11 391)** | **(7 643)** |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Increase in long-term debt | 14 408 | 0 |
| Increase in short-term borrowings | 21 931 | 20 270 |
| Government grants received | 5 688 | 485 |
| Reduction of short-term borrowings | (32 168) | (10 322) |
| Interest paid | (1 948) | (818) |
| Dividends paid | (768) | (1) |
| **NET CASH PROVIDED FROM FINANCING ACTIVITIES** | **7 143** | **9 614** |
| Effect of exchange rate changes on cash and cash equivalents | (204) | (43) |
| **NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS** | **(2 879)** | **3 751** |
| Cash and cash equivalents at beginning of period | 4 470 | 719 |
| Cash and cash equivalents at the end of period | 1 591 | 4 470 |

# NOTES TO FINANCIAL STATEMENTS (In thousand US Dollars)

## 1. REPORTING ENTITY

Tyumenaviatrans Aviation JSC ("Tyumenaviatrans", Aviation Company or the Company) registered on the territory of the Russian Federation ("Russia") hereby presents its financial statements. The main activities of the Aviation Company include the following:

- Transport services including services on international flight routes;
- Helicopter services on the territory of the Russian Federation;
- International helicopter services under contracts with the United Nations Organization;
- Airport services;
- Aircraft overhaul, repair and maintenance.

Tyumen aviation transport company "Tyumenaviatrans" was registered as an open joint-stock company (a public corporation) on October 28, 1992 following the resolution of the labor collective of the Aviation Company and the Decree of the President of the Russian Federation №721 of July 01, 1992.

"Tyumenaviatrans" is a member of the International Civil Aviation Organization system. Since 1992 the Company has been performing aviation works and transportation for UN missions in Africa, Cambodia, East Timor, etc., utilizing Mi-8, Mi-26 helicopters and Antonov-26 fixed-wing aircraft. The Aviation Company plans expanding its presence in the international market of aviation works and services.

## 2. BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with Statements of International Accounting Standards issued by the International Accounting Standards Committee.

The Company maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions (RAL) or locally applicable accounting legislation or practices in Russian Rubles. The accompanying financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Committee.

Financial statements have been prepared on the basis of the underlying accounting records of the factual prime value, appropriately adjusted for the inflation rate by conversion of Rubles into a hard currency as disclosed in the Notes to the accompanying financial statements. The financial statements are presented in thousand US Dollars.

Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to the total return of investments into and depreciable lives of property, plant and equipment, provision for bad and doubtful accounts and deferred taxation. Actual results could differ from these estimates.

## 3. RUSSIAN ENVIRONMENT AND ECONOMIC CONDITIONS

### GENERAL

Russia continues to undergo substantial political, economic and social changes. As an emerging market, Russia does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Furthermore, the Russian Government has not yet fully implemented the reforms necessary to create banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation during August 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, onerous currency controls, low liquidity levels for debt and equity markets, and continuing high rates of inflation. The Aviation Company will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Company's assets, and the ability of the Company to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the financial statements in the period when they become known and estimable.

### CURRENCY EXCHANGE AND CONTROL

Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. As a result of the crisis of 1998, the exchange rate of the Ruble to 1 US Dollar decreased considerably as compared with precrisis period (when the exchange rate was about 6 Rubles to 1 US Dollar) up to 27 Rubles to 1 US Dollar by the end of 1999. The exchange rate varied from 26.9 to 30.3 Rubles to 1 US Dollar during 2000 and 2001. At June 26, 2002 the exchange rate was 31.18 Rubles to 1 US Dollar.

The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ending December 31, 2001, 2000 and 1999.

| AS OF DECEMBER, 31 | EXCHANGE RATE |
|---|---|
| 2001 | 30.14 |
| 2000 | 28.16 |
| 1999 | 27.00 |

The main currency risks of the Aviation Company are due to the negative exchange rate differences at the exchange rates fluctuation. Risks are also associated with necessity for the Company to settle liabilities expressed in foreign currency within specified terms.

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

### INFLATION

The Russian economy has been characterized by high rates of inflation.

The following table summarizes the annual rate of inflation for each year in the three-year period ending 31 December 2001:

| FOR THE YEAR ENDING DECEMBER 31 | ANNUAL INFLATION |
|---|---|
| 2001 | 18.8% |
| 2000 | 20.2% |
| 1999 | 36.5% |

The Company's principal inflation rate risk relates to the Company's ability to repay the investments into non-monetary assets (particularly in the fixed assets). Similarly, there are certain risks associated with the degree to which the inflation rate of the operational costs can be compensated at the expense of the tariff increase for the rendered services. If high level of inflation continues in the future, the Company could have financial difficulties accompanied by further deterioration in its results of operations and liquidity position.

### TAXATION

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), turnover based taxes, and payroll (social) taxes, among others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other areas where legal compliance is required (for example, customs and currency control matters), are subject to review and investigation by a number of authorities. Such authorities are empowered by law to impose extremely severe fines, penalties, and interest charges. These facts create tax risks in Russia substantially more significant than those typically found in countries with more developed tax systems.

In recent years, the Russian Government initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

## 4. REPORTING CURRENCY

The financial statements have been prepared as a reflection of the underlying accounting records of the factual prime value in Rubles translated into US Dollars.

### PRINCIPLES OF RUBLES TRANSLATION INTO US DOLLARS

Accordingly, these financial statements presented in Rubles were translated into US Dollars. Transactions and balances measured in Rubles have been remeasured to US Dollars in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates in order to avoid the hyperinflation influence on the reporting statements. Since US Dollars are not the currency of a hyperinflationary economy, the provisions of IAS 29 Financial Reporting in Hyperinflationary Economies have not been applied.

The provisions of IAS 21 have been applied to the certain categories of transactions and accounts of the financial statements as follows:

□ Comparable estimates

The comparable estimates for the previous reporting periods have been translated into US Dollars in accordance with the following procedure:

□ Monetary assets and liabilities

Cash and cash equivalents, available-for-sale investments, receivables, payables, borrowings, current taxation and dividends have been translated into US Dollars in accordance with the exchange rate current at the balance sheet date.

□ Non-monetary assets and liabilities

Non-monetary assets and liabilities have been translated at historical rates.

□ Profit and loss statement

Revenues, expenses and cash flows have been translated at annual average rates. Translation differences resulting from the use of these rates have been accounted for in currency translation gains in the accompanying statements of operations in the item titled Foreign exchange and translation gain / (loss) item.

The future cash flow of the Company's assets related to the main activities (earnings from sales, material costs, commercial, administrative and other costs) shall be performed in Rubles. As a result, the change in the Ruble exchange rate to US Dollar in the future shall influence the balance value of the Company's monetary assets and liabilities. The said changes can also influence the Company's ability to sell its non-monetary assets at the amount specified in US Dollars in the accompanying financial statements.

## 5. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below:

### PROPERTY, PLANT, AND EQUIPMENT

The original cost or estimated value of the aviation equipment includes all purchase costs as well as interests accrued on borrowed assets relating to financing of certain assets until the time when the relevant object is ready for its intended use.

Subsequent expenditures are capitalized if they can be clearly demonstrated to extend the life of the asset or to significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditures for continuing repairs and maintenance are charged to the profit and loss statement as incurred.

Items of property, plant, and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation.

Any gain or loss resulting from such retirement or disposal is charged to the profit and loss statement.

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets become available for use, during their estimated useful lives as follows:

| | YEARS |
|---|---|
| Airframes | 12 |
| Engines | 10 |
| Machines and equipment | 10-14 |
| Buildings and constructions | 20-40 |
| Transport means | 7-10 |
| Production and household inventory and accessories | 9 |
| Other | 8 |

The useful lives and depreciation methods are reviewed periodically to ensure that the methods and the periods of depreciation are consistent with the expected pattern of economic benefits from items of property, plant, and equipment.

Construction in progress represents properties under construction and is stated at factual cost. This includes cost of construction, plant, and equipment purchase costs and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

### INVENTORY

Inventory is stated at purchase cost. The inventory cost charged to production is calculated on a last-in first-out basis. Items used in the construction of new plant and equipment, are capitalized as part of the original cost of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the accompanying profit and loss statement.

### ACCOUNTS RECEIVABLE

Receivables are stated in the balance sheet at the fair value of the consideration given and are carried at amortized cost, less the devaluation reserve. Bad debts are written off in the period in which they are identified.

### AVAILABLE-FOR-SALE INVESTMENTS

The Aviation Company has been applying IAS 39, Financial Instruments: Recognition and Measurement since January 1, 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Held-to-maturity investments are investments with fixed or determinable payments, or investments with fixed maturity that the Aviation Company has the positive intent and ability to hold to maturity (excluding loans and receivables originated in the Aviation Company). Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. The Aviation Company had no securities classified as trading securities on December 31, 2001 and 2000. Available-for-sale and held-to-maturity investments are stated at cost value determined on an individual investment basis. Since these are non-market securities and do not have a fixed profitability rate and maturity date, it is not possible to determine their fair market value.

### CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original maturities of three months or less, with insignificant risks of diminution in value.

#### DEFERRED INCOME TAXES

Deferred profit taxes are determined utilizing the balance sheet liability method based on the temporary differences concept. This method gives consideration to the future tax consequences associated with the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. By this method, deferred taxes are required to be recognized for all temporary differences with certain specific exceptions. Temporary timing differences primarily arise on the recognition of property, plant, and equipment, intangible assets, receivables and payables in different accounting periods to those permitted under the Russian accounting regulations.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability settled, based on laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized when it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

#### REVENUE AND OPERATING COSTS RECOGNITION

Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured.

All received revenues or effected costs are stated in the present financial statements in expanded form less VAT.

#### EMPLOYEE PENSION COSTS

The Company does not realize any program for supplementary pension security in addition to the contributions in accordance with state pension schemes, social and medical insurance as well as the pension security contributions under the allocations rates. The social benefits costs are expensed when incurred. The Company also has not any compensation programs for the fired employees as well as has not any other programs that require establishing reserves.

#### ADVERTISING COSTS

Advertising costs are charged to the costs at the time as incurred.

#### BORROWING COSTS

As a rule, the borrowing costs are recognized in the financial results statements as the costs in the period over which they were incurred. One exception is those costs that directly relate to loans that fund capital projects or purchase the certain fixed assets, incurred from the beginning of the construction until the relevant qualifying asset is ready for its intended use. These assets are capitalized as a part of the prime cost of the relevant fixed assets and are charged to the costs in the period over which the assets are depreciated.

### FOREIGN CURRENCY

Transactions denominated in foreign currencies are translated into Rubles at the exchange rate as of the transaction date. Foreign currency monetary assets and liabilities are translated into Rubles at the exchange rate as of the balance sheet date.

Exchange differences arising on the settlement of monetary items, or on reporting the Company's monetary items at rates different from those at which they were initially recorded in the period, or those reported in previous financial statements, are recorded as foreign currency translation gains or losses in the period in which they arise.

As of December 31, 2001 and 2000 the rates of exchange used for translating main foreign currency balances were:

| | 2001 | 2000 |
|---|---|---|
| US Dollars | 30.14 | 28.16 |
| German Marks | 13.54 | 13.37 |
| EURO | 26.49 | 26.14 |

### FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet date include cash and bank balances, available-for-sale investments, receivables, accounts payable, and borrowings. Particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Company does not enter into hedging transactions.

### DIVIDENDS

Dividends are recognized when the shareholder's right to receive payment is established. Dividends stated to be in respect of the period covered by the financial statements and that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS 10 (revised 1999) Events After the Balance Sheet Date. The amount of dividends proposed or declared after the balance sheet date (but before the financial statements were authorized for issue) is disclosed in Note 18.

## 6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2001 and 2000 included cash on hand and in bank accounts as follows:

| | 2001 | 2000 |
|---|---|---|
| Cash in hand | 13 | 3 |
| Cash at bank – Rubles | 1 256 | 2 504 |
| Cash at bank – Foreign currencies | 295 | 522 |
| Cash in transit | – | 954 |
| Other bank accounts | 27 | 487 |
| **TOTAL** | **1 591** | **4 470** |

## 7. SHORT-TERM FINANCE INVESTMENTS

Available-for-sale and held-to-maturity investments are stated at their prime cost measured on individual basis since these are non-market securities and do not have fixed yield and maturity date so it is not possible to determine their fair market value.

Short-term finance investments as of December 31, 2001 and 2000 comprised the following:

| | 2001 | 2000 |
|---|---|---|
| Short-term loans granted | 619 | – |
| Other short-term finance investments | 1 493 | 1 595 |
| **TOTAL** | 2 112 | 1 595 |

## 8. LONG-TERM INVESTMENTS

**ASSOCIATE COMPANIES**

Associate companies as of December 31, 2000 were as follows:

| COMPANY NAME | COUNTRY AND CITY OF INCORPORATION AND RESIDENCE | VOTING SHARE CAPITAL |
|---|---|---|
| ZAO "Airport "Oktyabrsky" | urban village Oktyabrskoe, Russia | 49.0% |
| ZAO "Kondavia" | township Kondinsky, Russia | 45.5% |
| ZAO "Siberian Publishing House" | Tyumen, Russia | 32.0% |
| OAO "Plant No. 26" | Tyumen, Russia | 2.0% |
| OAO "Airport "Surgut" | Surgut, Russia | 26.0% |

Associate companies as of December 31, 2001 were as follows:

| COMPANY NAME | COUNTRY AND CITY OF INCORPORATION AND RESIDENCE | VOTING SHARE CAPITAL |
|---|---|---|
| ZAO "Airport "Oktyabrsky" | urban village Oktyabrskoe, Russia | 49.0% |
| ZAO "Kondavia" | township Kondinsky, Russia | 45.5% |
| OAO "Plant No. 26" | Tyumen, Russia | 44.5% |
| ZAO "Siberian Publishing House" | Tyumen, Russia | 32.0% |
| Non-profit partnership "Center of Personnel Training" | Tyumen, Russia | 33.3% |
| OAO "Airport "Surgut" | Surgut, Russia | 26.0% |

**SUBSIDIARIES**

Subsidiary companies as of December 31, 2001 were as follows*:

| COMPANY NAME | COUNTRY AND CITY OF INCORPORATION AND RESIDENCE | VOTING SHARE CAPITAL |
|---|---|---|
| OAO "Airport "Plekhanovo" | Tyumen, Russia | 100.0% |
| ZAO "Tyumenaviatekhsnab" | Tyumen, Russia | 100.0% |
| ZAO "Tyumenspetsavia" | Nizhnyaya Tavda, Russia | 100.0% |
| ZAO "Inter-Tyumenaviatrans" | Moscow, Russia | 100.0% |
| ZAO "Irtishaviatrans" | Tobolsk, Russia | 73.0% |
| ZAO "Center of Aircraft Safety" | Tyumen, Russia | 79.8% |
| OOP "Airport" | Tyumen, Russia | 50.0% |

* List of subsidiary companies and Company's interest in their capital during the years ending December 31, 2001 and 2000, has not been modified.

Long-term Investments as of December 31, 2001 and 2000 comprised the following:

| | 2001 | 2000 |
|---|---|---|
| Investments in subsidiaries | 568 | 467 |
| Investments in associates | 688 | 673 |
| Other long-term finance investments | 84 | 59 |
| **TOTAL** | **1 340** | **1 199** |

## 9. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2001 and 2000 comprised the following:

| | 2001 | 2000 |
|---|---|---|
| Trade accounts receivable | 46 010 | 41 716 |
| Less: allowance for doubtful accounts | (2 371) | (2 151) |
| **Trade accounts receivable, net** | **43 639** | **39 565** |
| Advances paid to suppliers | 186 | 167 |
| Other accounts receivable | 1 218 | 1 141 |
| **TOTAL** | **45 043** | **40 873** |

## 10. INVENTORIES

The following are the major components of inventory as of December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Flight equipment spare parts and fuel | 9 949 | 6 210 |
| Livestock | 24 | 69 |
| Trade and other inventory | 295 | 123 |
| **TOTAL** | **10 268** | **6 402** |

## 11. OTHER CURRENT ASSETS

Other current assets as of December 31, 2001 and 2000 comprised the following:

| | 2001 | 2000 |
|---|---|---|
| Prepaid expenses | 66 | 49 |
| VAT recoverable | 1 503 | 680 |
| **TOTAL** | **1 569** | **729** |

## 12. INTANGIBLE ASSETS

Movements in the book value of intangible assets consist of the following:

| | ACCUMULATED AMORTIZATION | NET BOOK VALUE |
|---|---|---|
| At January 1, 2000 | 53 | |
| Additions | 182 | |
| Disposals | (7) | |
| At December 31, 2000 | 228 | **207** |
| Additions | 120 | |
| Disposals | (65) | |
| At December 31, 2001 | 283 | **253** |

| | ACCUMULATED AMORTIZATION | NET BOOK VALUE |
|---|---|---|
| At January 1, 2000 | 15 | |
| Amortization expense | 6 | |
| Disposals | – | |
| At December 31, 2000 | 21 | |
| Amortization expense | 10 | |
| Disposals | (1) | |
| At December 31, 2001 | 30 | |

## 13. PROPERTY, PLANT, AND EQUIPMENT (PPE)

Movements in PPE during the year ended December 31, 2000 were as follows:

IN THOUSAND US$

| GROUP OF PROPERTY, PLANT, AND EQUIPMENT | BOOK VALUE AT THE BEGINNING OF THE YEAR | ADDITIONS | DISPOSALS | BOOK VALUE AT THE END OF THE YEAR |
|---|---|---|---|---|
| Buildings | 47 429 | 13 | (328) | 47 114 |
| Constructions | 42 545 | 31 | (2) | 42 574 |
| Machines and equipment | 10 252 | 271 | (426) | 10 097 |
| Transport means | 8 356 | 130 | (2 293) | 6 193 |
| Production and household inventory and accessories | 877 | 80 | (131) | 826 |
| Engines | 44 128 | 2 578 | (147) | 46 559 |
| Airframes | 87 679 | 4 982 | (274) | 92 387 |
| Other | 7 621 | 113 | (48) | 7 686 |
| **TOTAL** | **248 887** | **8 198** | **(3 649)** | **253 436** |
| including | | | | |
| production assets | 233 121 | 8 073 | (3 598) | 237 596 |
| non-production assets | 15 764 | 126 | (50) | 15 840 |
| **Depreciation** | **151 402** | **2 079** | **(180)** | **153 301** |
| **Net book value** | **97 485** | | | **100 135** |

Movements in PPE during the year ended December 31, 2001 were as follows:

IN THOUSAND US$

| GROUP OF PROPERTY, PLANT, AND EQUIPMENT | BOOK VALUE AT THE BEGINNING OF THE YEAR | ADDITIONS | DISPOSALS | BOOK VALUE AT THE END OF THE YEAR |
|---|---|---|---|---|
| Buildings | 47 114 | 155 | (36) | 47 233 |
| Constructions | 42 574 | 26 | (21) | 42 579 |
| Machines and equipment | 10 097 | 886 | (458) | 10 525 |
| Transport means | 6 193 | 244 | (96) | 6 341 |
| Production and household inventory and accessories | 826 | 206 | (67) | 965 |
| Engines | 46 559 | 1 667 | (570) | 47 656 |
| Airframes | 92 387 | 5 780 | (185) | 97 982 |
| Other | 7 686 | 324 | (451) | 7 559 |
| **TOTAL** | **253 436** | **9 288** | **(1 884)** | **260 840** |
| including | | | | |
| production assets | 237 596 | 9 141 | (1 732) | 245 004 |
| non-production assets | 15 840 | 147 | (151) | 15 836 |
| **Depreciation** | **153 301** | **2 273** | **(290)** | **155 284** |
| **Net book value** | **100 135** | | | **105 556** |

The items of information on separate categories of PPE

IN THOUSAND US$

| GROUP OF PROPERTY, PLANT, AND EQUIPMENT | AT DECEMBER 31, 2001 | AT DECEMBER 31, 2000 |
|---|---|---|
| The carrying amount of temporarily idle PPE | 4 270 | 3 558 |
| The gross carrying amount of any fully depreciated PPE that is still in use | 155 605 | 145 444 |

## 14. SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following as of December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Bank loans | 1 214 | 9 945 |
| Interest bearing loans | – | 2 |
| **TOTAL** | **1 214** | **9 947** |

## 15. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following as of December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Salaries payable | 1 167 | 720 |
| Advances received | 130 | 87 |
| Other payables | 3 862 | 3 324 |
| Dividends payable | 326 | 32 |
| Government grants | 24 | – |
| **TOTAL** | **5 509** | **4 163** |

The state subventions include grants of the local administrations to the unprofitable flights on local air routes.

## 16. TAXES PAYABLE

The taxes payable as of December 31, 2001 and 2000 were as follows:

| | 2001 | 2000 |
|---|---|---|
| Profit and other taxes payable | 12 712 | 10 523 |
| Social contributions payable | 5 357 | 14 295 |
| **TOTAL** | **18 069** | **24 818** |

## 17. LONG-TERM BORROWINGS

The long-term borrowings as of December 31, 2001 and 2000 were as follows:

| | 2001 | 2000 |
|---|---|---|
| Long-term bank loans | 12 200 | – |
| **TOTAL** | **12 200** | – |

## 18. SHAREHOLDERS' EQUITY

### AUTHORIZED CAPITAL STOCK

The amount of the issued and paid authorized capital stock is 577 208 thousand Rubles which is equal to 103 814 thousand US Dollars as of December 31, 2001 and 2000 and is 577 208 000 ordinary shares of Ruble 1 par value each.

### RETAINED EARNINGS AND OTHER RESERVES

The retained earnings and other reserves accounts include the conversion sum total account and consolidated exchange rate differences accounts at the amount of 1 031 thousand US Dollars and 504 thousand US Dollars arising as a result of the reporting currency conversion from Rubles into US Dollars as of December 31, 2001 and 2000 accordingly.

Other reserves include the social security fund, reserve capital, reserves established in accordance with the Charter documents. The reserve capital has been established in full accord with and for the purposes provided by the Law about the Joint Stock Companies (15% of the authorized stock capital).

The profit distribution and other use are performed on the basis of the accounting data stated in accordance with Russian accounting legislation and instructions (RAL). The net profit of the current year calculated in accordance with Russian accounting legislation and instructions (RAL) shall be distributed. However, legislation acts and other legal acts regulating the profit distribution can be interpreted differently.

For the year ending December 31, 2000 the Aviation company accrued dividends totaling 1 025 thousand US Dollars and factually paid dividends totaling 731 thousand US Dollars, for the year ending December 31, 2001 accrued dividends totaling 1149 thousand US Dollars and there were no dividend payment.

Due to the fact that the resolution about the dividend payment was adopted after the reporting date, these financial statements do not reflect the dividend payable in respect of 2001, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending December 31, 2002.

### EARNINGS PER SHARE

The calculation of basic and diluted earnings per ordinary share is based on net profit for the period attributable to ordinary shareholders of 15 098 (in 2000 – 15 070) divided by the weighted average number of ordinary shares outstanding during 2001 and 2000 of 577 208 000. There are no potentially dilutive securities, therefore, diluted earnings per share equal basic earnings per share.

## 19. TRAFFIC REVENUE

Traffic revenue comprised the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Domestic helicopter activity | 37 546 | 22 620 |
| Transport activity | 69 843 | 38 407 |
| International helicopter activity | 36 954 | 22 956 |
| **TOTAL** | **144 343** | **83 983** |

## 20. OTHER REVENUE

Other revenue comprised the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Maintenance | 27 | 1 |
| Ground services | 3 759 | 3 003 |
| Other services | 264 | 157 |
| **TOTAL** | **4 050** | **3 161** |

## 21. MAINTENANCE COSTS

Maintenance costs comprised the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Aircraft technical maintenance | 27 026 | 4 452 |
| Special motor transport means maintenance and repair | 1 457 | 855 |
| Maintenance and lease of communication means | 457 | 371 |
| **TOTAL** | **28 940** | **5 678** |

## 22. STAFF COSTS

Staff costs comprised the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Wages and salaries | 14 687 | 10 970 |
| Social security | 6 462 | 4 897 |
| **TOTAL** | **21 149** | **15 867** |

The average number of employees at December 31, 2001 was 4 002 (year 2000 – 3 552).

## 23. TAXES AND GOVERNMENT DUES

The components of taxes and government dues for the years ending December 31, 2001 and 2000 were as follows:

| | 2001 | 2000 |
|---|---|---|
| Taxes other than income tax | 2 273 | 3 844 |
| Government dues | 33 | 88 |
| **TOTAL** | **2 306** | **3 932** |

## 24. SELLING EXPENSES

Selling expenses consisted of the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Entertainment | 479 | 312 |
| Advertising | 1 100 | 616 |
| Food and beverages | 3 516 | 1 307 |
| Provision for bad and doubtful accounts | 373 | 2 160 |
| Travel | 6 035 | 478 |
| **TOTAL** | **11 503** | **5 168** |

## 25. OTHER OPERATING INCOME

Other operating income consisted of the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Income from disposal of fixed assets and inventory | 1 868 | 1 204 |
| Rental income | 138 | 185 |
| Government grants received | 562 | 331 |
| Others | 232 | 289 |
| **TOTAL** | **2 800** | **2 009** |

## 26. GAINS ON EXTINGUISHMENT AND FORGIVENESS OF DEBT

Gains on extinguishment and forgiveness of debt consisted of the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Gain from forgiveness of tax debts | 8 724 | 1 072 |
| VAT on extinguishments of other borrowings | (14) | – |
| Gain from extinguishments of other borrowings | 416 | – |
| **TOTAL** | **9 126** | **1 072** |

## 27. PROFIT TAX

The profit tax rates established by the Government of Russia and applied to the Company profit are as follows:

- 24% starting January 01, 2002
- 35% from January 01, 2001 till December 31, 2001
- 30% from April 01, 1999 till December 31, 2000

The transcriptions of the deferred tax assets and liabilities sums as of 31 December 2001 and 2000, respectively, as well as their flow for 2001 are shown in the following table.

The components of net deferred tax assets and liabilities at December 31, 2001 and 2000, and the movement during 2001, were as follows:

| TAX EFFECT OF FUTURE TAX DEDUCTIBLE ITEMS (TEMPORARY DIFFERENCES) | DECEMBER 31, 2000 | MOVEMENT DURING THE YEAR | DECEMBER 31, 2001 |
|---|---|---|---|
| Accounts receivable | 516 | 53 | 569 |
| Intangible assets | 19 | -1 | 18 |
| **Net deferred tax asset** | **535** | **52** | **587** |

Differences between IAS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. The tax effect of these temporary differences is recorded at the rate of 24%, which will become effective in the 2002 tax year.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

## 28. EXTRAORDINARY ITEMS

Extraordinary items consisted of the following for the years ending December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Loss due fire | – | 36 |
| Loss from aircraft accident elimination | 5 | – |
| **TOTAL** | **5** | **36** |

## CORPORATE STRUCTURE

Tyumenaviatrans Aviation is a multi-level, functionally diversified complex corporation operating 113 airplanes and 181 helicopters. Its structure includes six airports, an aircraft repair plant, six maintenance facilities, a Staff Training Center, a Ticketing and Contract Center, a specialized technical supply organization and two subsidiary airlines. The total area occupied by the airline is 670 hectares, while the area of production and administrative heated room space is 84.5 thousand square meters. The total number of the airline's personnel is 5.000.

## AIRPORTS

The airline fully owns 6 airports: Noyabrsk, Berezovo, Igrim, Plekhanovo (Tyumen), Mys-Kamenny and Tazovsk, and provides full airport services at each of these. Of these, Noyabrsk airport has the status of federal level airport and is capable of receiving first-class aircraft such as the IL-76 and the Tu-154.

The Airline also holds 49% of the authorized capital stock of the airports Kondinsk and Oktyabrskoye, 26% of Surgut airport and 6.2% of Beloyarski airport. These airports generate about 3% of the airline's total revenues and are an essential part of the Company's ability to earn profits.

## AIRCRAFT REPAIR PLANT

Tyumenaviatrans holds a controlling interest in the stock of Aircraft Repair Plant No. 26, located at Tyumen's Plekhanovo airport. This plant is certified for overhaul and repair of the "Mil" family helicopters, as well as for An-2 aircraft. About 50% of the plant's work is carried out for Tyumenaviatrans Airline.

## TECHNICAL AND MAINTENANCE FACILITIES

The structure of Tyumenaviatrans includes 6 technical and maintenance facilities in the airports of Noyabrsk, Surgut, Mys-Kamenny, Tazovsk, Plekhanovo (Tyumen), Berezovo, and a line station in Roschino airport (Tyumen). It also has technical sections at Khanty-Mansiysk and Beloyarski airports.

The airline occupies buildings and has construction, equipment and automotive transport at the following airports: Plekhanovo (Tyumen), Roschino (Tyumen), Surgut, Berezovo, Noyabrsk, Khanty-Mansiysk, Tarko-Sale, Tazovsk, Mys-Kamenny, Salekhard, Vnukovo (Moscow) and Krasnodar.

The airline's aircraft technical bases are certified for technical servicing of the following aircraft: IL-76, An-12, An-24, An-26, An-2, Tu-154, Tu-134, Yak-42, Yak-40, Mi-26, Mi-10, Mi-6, Mi-8, Mi-2 and have all the equipment necessary for the complex technical servicing of airplanes and helicopters. Many of its bases are equipped with hangar facilities to handle this servicing activity, as well as for storage and servicing of systems, hardware, etc.

## STAFF TRAINING CENTER

The airline's own Staff Training Center (STC) trains aviation specialists from Tyumenaviatrans and from over 30 other companies. The STC was opened in 1967 and is today the largest aviation training institution in Russia. The center has a modern simulator base and highly qualified training personnel, and also includes a training squadron. The center trains specialists on the following types of aircraft: Tu-154, Tu-134, IL-76, An-12, An-24, An-2, Yak-40, Mi-26, Mi-6, Mi-10, Mi-8, Mi-8MTV and Mi-2. It also provides training for air stewards, specialists for ferry services, and airport staff, as well as crews for international flights.

## SALES NETWORK

The airline has its own Ticketing and Contract Center (TCC), through which more than 70% of Tyumenaviatrans ticket sales and reservations are effected. This allows the Company to control its revenue management for the majority of its income from transport activity in the real time. The TCC also provides reservation services for ground transport, hotels and transfers.

The TCC was ranked second in a review of Russian sales agencies by the "Aviatsionny Rynok" (Aviation Market) journal in its April 2002 edition, with only the Moscow Main Air Communication Agency ahead of it.

## LOGISTICS

Tyumenaviatrans has a specialized technical supply organization "Tyumenaviatechsnab" located at Tyumen, Roschino airport, which includes a complex of storage facilities, access road network, transport, and loading machinery and which has a qualified staff providing supply work for the Company.

## SUBSIDIARIES

Tyumenaviatrans has two subsidiary airlines, "Irtyshaviatrans" and "Tyumenspetsavia" operating Mi-2 and Mi-8T helicopters and An-2 aircraft on air work services in Tobolsk, Tyumen and nearby regions.

## BRANCHES, REPRESENTATION OFFICES

**Head office**
Russia, 628012, Khanty-Mansiysk Autonomous District (Tyumen region), Khanty-Mansiysk, airport
*Director General – Andrey Martirosov*
Tel.: +7 (3462) 28-00-57, +7 (34671) 9-41-02, fax: +7 (3462) 28-01-16, e-mail: office@gapk.tat.ru

**General Representative Office in Moscow**
Russia, 101000, Moscow, P.O. Box 113
General Representative – Sergey Babiy
Tel.: +7 (095) 745-40-78, fax: +7 (095) 745-40-79, e-mail: general-tat@mtu-net.ru
Representation in "Vnukovo" airport
Manager – Igor Schastliviy
Tel.: +7 (095) 436-77-04

**Tyumen Aviation Enterprise – branch**
Russia, 625033, Tyumen, "Roschino" airport
Branch Director – Victor Pavlichenko
Tel.: +7 (3452) 43-50-82, fax: +7 (3452) 43-24-29

**Berezovski Branch**
Russia, 626800, Khanty-Mansiysk Autonomous District (Tyumen region), Berezovo, airport
Branch Director – Victor Belyakovski
Tel.: +7 (34674) 2-19-60, fax: +7 (34674) 2-18-90

**Mys-Kamenski Branch**
Russia, 626703, Yamalo-Nenetsk Autonomous District (Tyumen region), Mys-Kamenny, airport
Branch Director – Sergey Shiyan
Tel. (order through operator): 2-10

**Noyabrsky Branch**
Russia, 626726, Yamalo-Nenetsk Autonomous District (Tyumen region), Noyabrsk, airport
Branch Director – Nicolay Ponomarenko
Tel.: +7 (34564) 6-52-61, fax: +7 (34564) 5-40-46

**Representative Office in New York**
Graybar Building at Grand Central, 420 Lexington Avenue, Suite 300, New York, NY 10170,
Representative – Mamed Kasumov
Tel.: +1 (212) 297-62-07, fax: +1 (212) 479-25-36, e-mail: tatnewyorkus@hotmail.com

**Salekhard Branch**
Russia, 626603, Tyumen region, Salekhard, airport
*Tel./fax: +7 (34591) 7-42-10*

**Special Aviation Safety Department – branch**
Russia, 625025, Tyumen, "Plekhanovo" airport
Branch Director – Sergey Pichugov
Tel.: +7 (3452) 43-95-13

**Tazovsk Branch**
Russia, 626730, Yamalo-Nenetsk Autonomous District (Tyumen region), Tazovsk, airport
Branch Director – Franz Kornatskiy
Tel./fax: +7 (34540) 2-23-31

# TYUMENAVIATRANS AVIATION
## Subsidiary and associate companies as of 1 March 2002

| SUBSIDIARIES AND ASSOCIATE COMPANIES | ADDRESS | TYUMENAVIATRANS AVIATION'S SHARE IN THE ISSUED STOCK CAPITAL OF THE LEGAL ENTITY |
|---|---|---|
| Plekhanovo Airport, OOO | Russia, 625025, Tyumen, Plekhanovo Airport | 100% |
| Tyumenaviatechsnab, ZAO | Russia, 625033, Tyumen, Roschino Airport | 100% |
| Tyumenspetsavia, ZAO | Russia, 626020, Tyumen region, Nizhne-Tavdinski District, Nizhnyaya Tavda, airport | 100% |
| Inter-Tyumenaviatrans, ZAO | Russia, 103055, Moscow, Obraztsova St., 14\2 | 100% |
| Irtyshaviatrans, ZAO | Russia, 626100, Tyumen region, Tobolsk, airport | 73% |
| Airport, OOO | Russia, 625025,Tyumen, Plekhanovo airport | 50% |
| Kondaavia, ZAO | Russia, 626300, Tyumen region, Kondinski, airport | 45.5% |
| Airport Oktyabrskiy, ZAO | Russia, 626250, Tyumen region, Oktyabrskoye, airport | 49% |
| Sibirski Izdatelski Dom, ZAO | Russia, 625002, Tyumen, Osipenko, 81 | 50% |
| Airport Surgut, OAO | Russia, 626400, Tyumen region, Khanty-Mansiyski Autonomous District, Surgut, airport | 26% |
| Plant No. 26, OAO | Russia, 625025, Tyumen, Plekhanovo airport | 55.5%[1] |
| Aviation Safety Center, Noncommercial Partnership. | Russia, 625025, Tyumen, Plekhanovo airport | 79.8% |
| Personnel Training Center, Noncommercial partnership | Russia, 625033, Tyumen, Roschino airport | 100%[2] |
| Inter-regional Methodological Civil Aviation Center , Noncommercial partnership | Russia, 625033, Tyumen, Roschino airport | 33.3% |

[1] Including 45.5% stake of Tyumenaviatrans Aviation and 11% stake of an associate company.

[2] The stake Tyumenaviatrans Aviation holds in the property of the organization; the stake Tyumenaviatrans Aviation holds in the management of the organization is 33.3% of the vote.

## DOMESTIC ROUTES


30°
40°
50°
60°
70°
80°
90°
100°
110°
120°
130°
140°
Saint Petersburg
Sovetsk
Moscow
Belgorod
Nizhni Novgorod
Kazan
Nizhnekamsk
Anapa
Rostov
Krasnodar
Sochi
Volgograd
Samara
Bugulma
Ufa
Mineralnye Vody
Makhachkala
Igrym
Nyagan
Berezovo
Beloyarsky
Uray
Khanty-Mansiysk
Ekaterinburg
Chelyabinsk
Tyumen
Mys-Kamenny
Salekhard
Novy Urengoy
Nadym
Noyabrsk
Surgut
Kogalym
Nizhnevartovsk
Norilsk
Omsk
Novosibirsk
Biysk

# INTERNATIONAL ROUTES


60°
90°
120°
Surgut
Moscow
Tyumen
Ivalo
Rovaniemi
Helsinki
Oslo
Minsk
Kiev
Hannover
Munich
Geneva
Beauvaix
Ljubljana
Balaton
Simferopol
Varna
Burgas
Pula
Istanbul
Saloniki
Athens
Antalya
Larnaca
Sharm el-Sheikh
Hurgada
Asmara
Ashkhabad
Dubai
Sharjah
Flight from Surgut
South Africa
Johannesburg


INTERNATIONAL HELICOPTER OPERATIONS
0°
30°
60°
90°
120°
150°
180°
Equator
Spain
Yugoslavia
Turkey
Western Sahara
Sierra Leone
Central African Republic
Eritrea
Somalia
Congo (Zaire)
Angola
Mozambique
Madagascar
South Africa
Colombia
Ecuador
Cambodia
East Timor
New Zealand
Helicopter operations
Countries, where Tyumenaviatrans Aviation has been working since 2000 till 2002.
Countries, where Tyumenaviatrans Aviation worked since 1991.

**HEAD OFFICE**
[illegible]

**GENERAL REPRESENTATIVE OFFICE IN MOSCOW**
[illegible]